Rio de Janeiro, November 7, 2017.

Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM)

Attn.:   Mr. Fernando Soares Vieira

            Superintendent of Corporate Relations

Mr. Guilherme Rocha Lopes

Manager of Corporate Monitoring – 2

Re.: Official Letter No. 351/2017/CVM/SEP/GEA-2

Dear Sirs,

We refer to Official Letter No. 351/2017 / CVM / SEP / GEA-2 (“Official Letter”), a copy of which is attached, which requests Oi S.A. - In Judicial Reorganization (“Oi” or “Company”) to provide clarifications on articles published in the newspaper Estado de São Paulo, on November 4, 2017, entitled “Board Changes Management to Approve Oi's Current Plan,” and in the newspaper Folha de São Paulo, on November 6, 2017, entitled “Announcement of Agreement Angers Oi’s External Creditors,” to explain as follows.

Regarding the question made in the Official Letter about an affirmation regarding acts of the Board of Directors, the company consulted the Board of Directors about this matter, which replied on the following terms:

“Dear Sirs,

In light of the CVM Official Letter no. 351/2017 / CVM / SEP / GEA-2, forwarded by the Company to the Board of Directors for information and comment, with respect to the news published in the newspaper Estado de São Paulo, the Board of Directors makes the following clarifications:

Rua Humberto de Campos, 425 – 8th floor Rio de Janeiro – Zip Code 22430-190 State of Rio de Janeiro	www.oi.com.br

Contrary to what the news says, there was no “maneuver,”but rather the intention of (a) improving the rules of governance, with greater coordination of the activities of the Board of Executive Officers and the Board of Directors, especially with respect to conducting the process of Judicial Recovery (“RJ”), overcoming any differences and friction; (b) allowing greater concentration of some Officers in the management of operational activities; and (c) favoring the negotiation dynamics, in order to extend to more bondholders the agreements reached and to obtain a favorable decision at the General Meeting of Creditors. We have enclosed the Extract of item 3 of the minutes of the Board of Directors' Meeting held on November 3, 2017 (“RCA”), which contains more detail on the deliberations of the Board of Directors, regarding the election of Officers, approved by a majority of votes, with 3 votes against.

The first item deliberated in the RCA dealt with the approval by the Board of Directors by a majority, with 3 votes against, of the final terms regarding the points that were still under discussion in the PSA, and there was no record of objection to any of the points by the Board of Executive Officers. In the RCA, no intention was expressed by the Board of Executive Officers of not signing/initialing the support agreements for the Judicial Reorganization Plan (PSA). Finally, the proposal for the election of two other Statutory Officers was discussed and deliberated. It is important to note that the Executive Board has committed to file in court the final version containing the agreed adjustments to the PSA, which occurred yesterday, November 6, 2017. It is therefore not true that there has been any indication that the Board of Executive Officers would be in conflict with the decisions taken by the Board of Directors.

The article also claims that the reason invoked by the Executive Board was that the PSA provides for some fees to be paid before the capital increase itself and that this would put undue pressure on the company's treasury. However, the Board of Directors had already approved by a majority vote, with two dissenting votes, with respect to the shareholders' scheduled capital increase, an anticipation of R$1 Billion. As such, this obviously could not be the reason for raising difficulties when initialing / signing the PSA.

The Board, notwithstanding the votes against, further clarifies that the existence of fees charged by those who guarantee capital for the Company is market practice and, above all, that the fees will only be due if the Company's Plan is approved at the General

Rua Humberto de Campos, 425 – 8th floor Rio de Janeiro – Zip Code 22430-190 State of Rio de Janeiro	www.oi.com.br

Meeting of Creditors and, as a result, its debt to bondholders is reduced by more than R$20 billion.

This statement reflects the understanding of the majority of the members of the Board of Directors.

In view of the foregoing, the Board of Directors informs that it is available for any further clarification that may be required.

Best regards,

José Mauro M. Carneiro da Cunha

Chairman of the Board of Directors”

The extract of item 3 of the minutes of the Board of Directors' Meeting held on November 3, 2017, which is mentioned in the Board of Directors’ statement herein-above transcribed, was filed through the IPE System and made available at the Company’s website on this date.

Regarding the affirmations related to the “International Bondholders Committee,” the Company clarifies that it cannot confirm nor deny the information reflected in the articles, since it refers to opinions of third parties over which, although they are creditors of the Company, the Company has no influence.

Oi reiterates its commitment to keep its stockholders and the market informed on the matters dealt with herein and makes itself available to the CVM to provide any additional clarification.

Sincerely,

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer

Oi S.A. – In Judicial Reorganization

Rua Humberto de Campos, 425 – 8th floor Rio de Janeiro – Zip Code 22430-190 State of Rio de Janeiro	www.oi.com.br

Official Letter No. 351/2017/CVM/SEP/GEA-2

Rio de Janeiro, November 6, 2017.

To,
CARLOS AUGUSTO MACHADO PEREIRA DE ALMEIDA BRANDÃO
Investor Relations Officer of
OI S.A. - In Judicial Reorganization
RUA HUMBERTO DE CAMPOS, 425 – 8th floor - LEBLON
CEP 22430190    RIO DE JANEIRO    RJ
TEL: (21) 3131-2918
E-MAIL: INVEST@OI.NET.BR

Subject: Request for clarification regarding articles in the press

Dear Sir,

1. We refer to the news published in the newspaper Estado de São Paulo on November 4, 2017, titled “Board Changes Management to Approve Oi's Current Plan,” and in the newspaper Folha de São Paulo, on November 6, 2017, titled “Announcement of Agreement Angers Oi’s External Creditors,” which contain the following information:

Board Changes Management to Approve Oi’s Current Plan

The clash between Oi’s Board of Directors and its management had a new chapter yesterday. The Board approved the appointment of Hélio Calixto Costa and João Vicente Ribeiro as statutory directors of the company. With that act, the Board made a maneuver to obtain support from the company’s management to approve the support agreements for the judicial reorganization plan. The document has not yet been signed.

Until yesterday, Oi’s management consisted of the Company’s President, Marco Schroeder, the business and financial officer, Carlos Brandão, and the legal officer, Eurico Teles Neto. The three refused to execute the reorganization plan because it provides for the payment of commissions to bondholder's that give support to the judicial reorganization plan even before the capitalization. This will consume the company’s cash, jeopardizing payment of debts and investments.

The reorganization plan was drafted by the group supporting the businessman Nelson Tanure of the Société Mondiale fund , one of the most influential Shareholders on the Board of Directors.

Faced with the management’s refusal to support this plan, the Board showed signs that it would dismiss the officers. This did not materialize after a threat of action by the National Telecommunications Agency (Agência Nacional de Telecomunicações –Anatel), which supports the management. The board assured Anatel that there would be no dismissals.

Reaction. The President of Anatel, Juarez Quadros, said yesterday that it will communicate to the Attorney General’s Office and the Securities and Exchange Commission of Brazil (Comissão de Valores Mobiliários – CVM) on the change in Oi’s management. “Our assessment is that the cash available in the company must be preserved and used to ensure the continued provision of services to clients and to defend the rights of employees.” In a statement, Hélio Costa said there was no link between the entry of the new directors and the signing of the reorganization plan. Tanure’s press office denied that the appointment was an affront to Anatel.

Oi has not responded to a request for comment.

Announcement of Agreement Angers Oi’s External Creditors

Change was approved on the same day that the Board secured support for the reorganization plan supported by the current stockholders.

The International Bondholders Committee of the operator Oi - which is in judicial reorganization, with debt estimated at R $64 billion- considers the approval of changes in the proposal for judicial reorganization of the company by the Board of Directors an “unacceptable violation” of standards of corporate governance, according to a statement released yesterday.

On Friday, the company's board approved an agreement proposed by a small group of creditors known as G6, which had been negotiating with the parent company Pharol SGPS - formerly Portugal Telecom - and minority shareholder Nelson Tanure, who has a stake in the company through the Société Mondiale fund. The proposal was discussed on the same day that the board decided to support the judicial reorganization plan put together by the current shareholders of the telecom.

Through a press release, Oi's International Bondholders Committee says that the board’s actions were taken to “force” the acceptance of a plan aiming to “defend the interests of current minority controlling shareholders to the detriment of all other agents involved and the company itself.”

The group of creditors also called on all parties involved in the process to take action to "undo this clearly illegal maneuver" and to approve a plan that would garner support by all those involved.

Search for endorsement. The proposed changes to the judicial reorganization plan should be submitted to the Rio de Janeiro Court, which oversees the reorganization proceeding, the largest ever seen in Latin America. As soon as the terms are handed over to the court, Oi will seek endorsement from creditors in a meeting next Friday, when the company’s future must be decided.

However, most creditors have been openly opposing the position of Tanure and the current shareholders of the company. The National Telecommunications Agency (Anatel), an agency to which Oi owes about R$ 20 billion, is also against the current model, which includes debts with the agency in the judicial reorganization.

The judicial reorganization proceeding has been going on since June 2016 and the government has already mentioned the possibility of intervening with the operator, although it says that this is a “last resort.”

Last week, Oi's shares rose sharply with news of a joint bid by China Telecom and US fund TPG, which would be willing to invest US$10 billion in the company. According to sources, this is the Executive Power’s preferred solution to the problems of the telecommunications operator.

2. With respect to the above, we require your statement on the veracity of the statements published in the news, especially regarding the highlighted excerpts, and, if true, we ask for additional information on the subject, as well the reasons you understood the matter was not a Material Fact, pursuant to CVM Instruction No. 358/02.

3. The response of the Company should, in particular, confirm if the plan “provides for the payment of commissions to bondholder's that give support to the judicial reorganization plan even before the capitalization,” if the officers of the company refused to sign such a plan, and if the plan was prepared by the group which supports the businessman Nelson Tanure.

4. Such statement must include copy of this Official Letter and be forwarded to the IPE System, category “Notice to the Market”, type “Clarifications on questions of the CVM/B3.” The compliance to this request for a statement through a Notice to the Market does not exempt the Company from any liability for not timely disclosing a Material Fact, pursuant to CVM Instruction No. 358/02.

5. We emphasize that, in accordance with Article 3 of CVM Instruction 358/02, it is the responsibility of the Investor Relations Officer to disclose and communicate to the CVM and, if appropriate, the stock exchange and OTC market entity where the company’s securities are admitted to trading, any material act or fact occurring or related to their business, as well as to ensure wide and immediate dissemination simultaneously on all the markets where such securities are admitted to trading.

6. We remind you of the obligation in the sole paragraph of Article 4 of CVM Instruction No. 358/02, to inquire the managers and controlling shareholders of the company, as well as all other people with access to material acts or facts, with the aim of assessing whether they are aware of information that must be disclosed to the market.

7. Be advised that it will be up to this administrative authority in its legal capacity and, based on Section II, Article 9 of law No. 6,385/1976, and in Article 7 c/c Article 9 of CVM Instruction No. 452/2007, to determine the application of a penalty of R$1,000.00 (one thousand Reais), without prejudice to other administrative sanctions, for non-compliance with this Official Letter, also sent via e-mail, within 1 (one) business day.

Best regards,

(Document electronically signed by Fernando Soares Vieira, Superintendent and Guilherme Rocha Lopes, Manager, on November 6, 2017, at 3:23 p.m., based on Article 6, Paragraph 1, of Decree No. 8,539, of October 8, 2015.)